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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HORNE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

440591 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 440591 10 5

1.	Names of Reporting Persons. Trevor Foster I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

	5.	Sole Voting Power 2,800,000

Number of	6.	Shared Voting Power -0-
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 2,800,000
Reporting
Person
With:	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.

	(a)	Name of Issuer: Horne International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 2677 Prosperity Avenue, Suite 300, Fairfax, VA 22031

Item 2.

	(a)	Name of Person Filing: Trevor Foster

	(b)	Address of Principal Business Office or, if none, Residence: P.O. Box 450, Hickman, CA 95323

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 440591 10 5
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with
§240.13d-1(b)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not applicable.
Item 4.     Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned: 2,800,000

(b) Percent of Class: 6.8%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,800,000

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 2,800,000

(iv) Shared power to dispose or to direct the disposition of: -0-
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Page 3 of 5 pages

Item 5.     Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Item 6.      Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent                   Holding Company or Control Person.
Not applicable.
Item 8.      Identification and Classification of Members of the Group
Not applicable.
Item 9.      Notice of Dissolution of a Group
Not applicable.

Page 4 of 5 pages

Item 10.     Certification
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2007,
Date

/s/ Trevor Foster
Signature

Trevor Foster
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages